Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: September 2016

1.	We inform the capital market agents that, during September 2016 (a), Itaú Unibanco did not trade in its own shares for treasury stock.

2.	As a reminder, in 2016, until September, we acquired 7,990,000 preferred shares (b), and the average acquisition price was R$25.06 per share.

3.	Historical information is available on the organization's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, October 4th, 2016.

MARCELO KOPEL

Investor Relations Officer

(a)	According to the Material Fact published on 02/02/2016, possible acquisitions refer to the buyback program approved by the Board of Directors renewed the limit for purchases of up to 10.0 million common shares and 50.0 million preferred of own shares for the period from 02.03.2016 to 08.02.2017;

(b)	Repurchase values includes settlement, brokerage and trading fees.